

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Rushi Shah
Chief Executive Officer
Mag Mile Capital, Inc.
1141 W. Randolph St.
Suite 200
Chicago, IL 60607

> **Re: Mag Mile Capital, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2023**
> **File 000-56333**

Dear Rushi Shah:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology